FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of AUGUST, 2003

Secureview Systems Inc

(Translation of registrant's name into English)

PO Box 11604 Suite 620., Vancouver, B.C. Canada, V6B 4N9

(Address of principal executive offices)

Attachments:

-   Secureview Systems Inc.. News Release, Dated August 1, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Secureview Systems Inc.

(Registrant)

Date:

August 1, 2003

By:

Gary Shellenberg

 Gary Shellenberg

Secureview Systems Inc

SECUREVIEW SYSTEMS INC.

#620 - 650 West Georgia Street

August 1, 2003

Vancouver, B.C.  V6B 4N9

Telephone: (604) 687-7544

Facsimile: (604) 687-4670

Toll Free:  800-667-4470

Email: info@secureview.net

Website:  http://www.secureview.net

Trading Symbol: OTCBB:SCVWF

CUSIP number:  81372D101

Secureview Systems Inc. Appoints New Directors, Cancels Computer-Company Deal

The Company wishes to announce the appointment of Donald L. Perks and Kevin Wilmot as Directors of the Company.

Donald Perks is an experienced senior business executive and consultant with more than 25 years in corporate leadership and the venture-capital marketplace.  He has a lengthy history of effecting successful strategic change in both the private and public arenas. Prior to 1988 Mr. Perks held a variety of management positions on a regional and national level with such corporations as Olivetti and Dictaphone.  Since 1988, Mr. Perks has co-founded numerous successful operations and managed the transitions of several companies from private organizations to publicly reporting and trading corporations, holding such positions as President and Chief Operating Officer.

Kevin Wilmot has extensive experience in international finance, strategic planning, and investor relations.  He is presently Company Secretary and Executive Officer for Skynet Telematics Inc., a US firm that designed and marketed high-end vehicle telematics.  Mr Wilmot is a graduate of the University of Stirling, Scotland; he has taught and directed educational programs in Europe and in South America; and he has recently been appointed Director of Fjarvend Verdbref HF, an Icelandic brokerage company.

Secureview management is also announcing that the Company is not proceeding with the purchase of outstanding shares of P-CE COMPUTERS INC. as announced in a June 2 news release. It will become the primary focus of the newly appointed directors to secure a forward-movement acquisition for the Company.

ON BEHALF OF THE BOARD,

“Gary Schellenberg”

Gary Schellenberg

President

MANAGEMENT OF SECUREVIEW WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS HAS PREPARED THIS NEWS RELEASE.  THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SECUREVIEW'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS.  THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.  THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.